UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 August 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

This announcement includes inside information

6 August 2026

Diageo Capital Markets Day: building a more competitive business, focused on creating shareholder value

Diageo is hosting a Capital Markets Day today. The event will provide further detail on the strategy and the progress made on the turnaround of Diageo and our pathway to sustainable value creation for shareholders.

We believe that the spirits market including RTDs remains robust, with long-term growth potential, and we have a clear strategy to drive market outperformance. We also remain excited about the growth potential in Guinness, with accelerated investment to leverage this opportunity more fully.

The three priorities set out at the half year, (i) Relevant brands in competitive category strategies, ii) Customer, Customer, Customer and iii) A more agile and competitive operating framework, are serving us well and lay the foundation for what we will cover at the Capital Markets Day today.

In aggregate we expect c.$1 billion in savings over the next three years from the work on both the operating framework as well as further work on supply chain. The operating framework redesign is expected to deliver c.$850 million of savings, with c.40% of the savings in fiscal 27 and the balance in fiscal 28. We also expect c.$150 million savings from supply chain initiatives, with c.25% of the savings in fiscal 27 and the balance in the following years. Restructuring costs related to both programmes will total c.$1.2 billion; c.$1.1 billion for the operating framework of which c.$752 million was incurred in fiscal 26, and c.$100 million for the supply chain savings expected to be incurred in fiscal 27.

We will also set out the building blocks that underpin our confidence in providing our fiscal 27 guidance and our medium term guidance for fiscal 27 to fiscal 29.

For fiscal 27, we expect:
●
Broadly flat organic net sales growth, with North America organic net sales down mid-single-digit. This assumes that the market in North America is down c.3% with improving share performance compared to fiscal 26.
●
Organic operating profit growth up low-to mid-single-digit, including c.40% of the c.$850 million cost savings from the operating framework changes and c.25% of the c.$150 million supply chain savings.
●
Free cash flow of c.$2 billion after c.$800 million exceptional cash costs related to the operating framework changes and c.$50 million exceptional cash costs related to the supply chain savings programme.
●
We expect to end fiscal 27 around the mid-point of our target leverage range (2.5 - 3.0x net debt/EBITDA), assuming successful completion of the EABL and Royal Challengers Bengaluru transactions.

Over the medium term, we expect a CAGR through fiscal 27 to fiscal 29 of:
●
Low-single-digit organic net sales growth, accelerating over the period as we stabilise and grow share in North America.
●
Mid-single-digit organic operating profit growth reflecting the benefit of savings and more favourable mix over the period.
●
Attractive EPS growth ahead of organic operating profit growth, on a currency neutral basis.
●
Cumulative free cash flow of c.$8 billion over the 3 years after c.$850 million exceptional cash costs, mainly relating to the operating framework changes.

Sir Dave Lewis, Chief Executive Officer, said:
We look forward to meeting with shareholders this afternoon to share the progress we've made over the past six months, the strategic direction we have chosen, and to provide medium-term guidance. This new strategy, executing with a new, more agile, competitive and cost-effective operating model, gives us confidence that we can return Diageo to a business consistently creating value for shareholders. We remain a business with a very strong premiumisation agenda, but by activating our wider portfolio, we will be able to serve more consumers, across a variety of occasions. There is hard work ahead, particularly in North America, where improving performance is a clear priority, but we are confident we can deliver without taking a step back in operating profit. The team and I look forward to sharing more this afternoon and to the work ahead.

Further details

Randall Ingber, General Counsel and Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

The Capital Markets Day will start at 1.30pm UK (2.30pm CEST) and will consist of a series of presentations. The event will be webcast for those not attending in person, and there will also be an opportunity to ask questions during a Q&A session at the end of the day.

Registration to listen to the event can be done at the following link:
https://www.investis-live.com/diageo/6a31331eca8e91000fb4df3f/hfsua

For further information, please contact:
Investor relations: Sonya Ghobrial	07392 784784
Andy Ryan	07803 854842
Grace Murphy	07514 726167
investor.relations@diageo.com
Media relations: Rebecca Perry	07590 809101
Clare Cavana	07751 742072
press@diageo.com	07803856 200

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life's moments.

Cautionary statement concerning forward-looking statements

This press release contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 27 outlook and beyond, Diageo's medium-term guidance, ambitions relating to organic net sales, organic operating profit, EPS, free cash flow and improved operating leverage, Diageo's Accelerate programme, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes including the operating framework redesign, and any other statements relating to Diageo's performance for the year ending 30 June 2027 or thereafter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 August 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary